INVESTMENT MANAGEMENT

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Exhibit (d)(1)(iii)

May 1, 2022

Voya Variable Portfolios, Inc.

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Re: Management Fee Waiver

Ladies and Gentlemen:

By this letter dated May 1, 2022, we have agreed to waive a portion of the management fee payable to us under the Amended and Restated Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Investments, LLC ("VIL") and Voya Variable Portfolios, Inc. ("VVPI") (the "Agreement"), with respect to Voya Emerging Markets Index Portfolio (the "Portfolio"), a series of VVPI, in the amount of 0.27% per annum, as if the management fee specified in the Agreement were 0.38%. By this letter, we agree to waive that fee for the period from May 1, 2022 through May 1, 2023.

VIL acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VVPI.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2022

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By: /s/Todd Modic__________________

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO: Voya Variable Portfolios, Inc. (on behalf of the Portfolio)

By: /s/Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized